



11019555

SECUR〜〜〜〜〜SSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52064

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/10___ AND ENDING ___12/31/10___
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CASCADIA CAPITAL, LLC

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

701 FIFTH AVENUE, SUITE 2600
                        (No. and Street)

SEATTLE   WA   98104
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LISA RHEE   206-436-2562
                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SMITH BUNDAY BERMAN BRITTON, PS
(Name – *if individual, state last, first, middle name*)

11808 NORTHUP WAY, SUITE 240	BELLEVUE	WA	98005
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, _____LISA RHEE_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____CASCADIA CAPITAL, LLC_____ , as of _____DECEMBER 31,_____ , 20 10 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

PATRICIA T. LEDDA
NOTARY PUBLIC
STATE OF WASHINGTON
COMMISSION EXPIRES
MARCH 9. 2014

_____
Signature

_____CONTROLLER_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

February 16, 2011

To the Member
Cascadia Capital, LLC

Independent Auditor's Report

We have audited the accompanying statement of financial condition of Cascadia Capital, LLC (a wholly owned subsidiary of Cascadia Capital Holdings, LLC) as of December 31, 2010, and the related statements of earnings, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cascadia Capital, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Smith Bunday Berman Britton, P.S.

1

SMITH BUNDAY BERMAN BRITTON, P.S.

CASCADIA CAPITAL, LLC

FINANCIAL STATEMENTS

FOR THE YEAR ENDED
DECEMBER 31, 2010
INDEPENDENT AUDITOR'S REPORT

CASCADIA CAPITAL, LLC
(A Wholly Owned Subsidiary of Cascadia Capital Holdings, LLC)
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2010

ASSETS

Cash	$2,266,702
Receivables, net	201,179
Prepaid and other assets	126,911
Intercompany receivable with Parent	1,036
Total assets	$2,595,828

LIABILITIES

Accounts payable	$26,283
Accrued liabilities	1,902,075
Total liabilities	1,928,358
MEMBER'S EQUITY	667,470
Total liabilities and member's equity	$2,595,828

The accompanying notes are an integral part of these financial statements.

CASCADIA CAPITAL, LLC
(A Wholly Owned Subsidiary of Cascadia Capital Holdings, LLC)
STATEMENT OF EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUES

Success fees	$9,666,613
Consulting and other income	825,230
Total revenues	10,491,843

EXPENSES

Compensation and benefits	7,253,061
Facilities and equipment	544,008
Office and other operating	653,504
Professional fees	281,488
Travel and entertainment	196,449
Bad debt expense	8,551
Total expenses	8,937,061
Net earnings	$1,554,782

The accompanying notes are an integral part of these financial statements.

CASCADIA CAPITAL, LLC
(A Wholly Owned Subsidiary of Cascadia Capital Holdings, LLC)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	Contributed Capital	Accumulated Earnings	Total
Balance - January 1, 2010	$62,811	$824,877	$887,688
Net earnings		1,554,782	1,554,782
Dividends to parent		(1,815,000)	(1,815,000)
Capital contribution from parent	40,000		40,000
Balance - December 31, 2010	$102,811	$564,659	$667,470

The accompanying notes are an integral part of these financial statements.

4

CASCADIA CAPITAL, LLC
(A Wholly Owned Subsidiary of Cascadia Capital Holdings, LLC)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

Cash flows from operating activities	
Net earnings	$1,554,782
Adjustments to reconcile net earnings to net cash provided by operating activities	
Decrease of receivable from Parent, net	565,120
Decrease in receivables, net	23,884
(Increase) in prepaid and other assets	(105,292)
(Decrease) in accounts payable	(31,791)
Increase in accrued liabilities	1,802,158
Net cash provided by operating activities	3,808,861
Cash flows from financing activities	
Capital contributions from Parent	40,000
Dividends paid to Parent	(1,815,000)
Net cash used in financing activities	(1,775,000)
Net increase in cash	2,033,861
Cash at beginning of year	232,841
Cash at end of year	$2,266,702

The accompanying notes are an integral part of these financial statements.

CASCADIA CAPITAL, LLC
(A Wholly Owned Subsidiary of Cascadia Capital Holdings, LLC)

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Cascadia Capital, LLC, (the Company) is a wholly owned subsidiary of Cascadia Capital Holdings, LLC (the Parent). The Company was formed on December 1, 2000 (date of inception) and currently has the principal purpose of acting as a broker-dealer and investment banking advisor focusing nationally and internationally on companies in the following areas: sustainable industries, information technology, consumer and retail, business services, manufacturing, transportation and logistics. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

Basis of Presentation

The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Revenue Recognition

Consulting income represents fees earned from providing advisory services. Consulting income is recorded in the month earned. Advance payments are deferred until earned. Success fees include fees earned from providing introductory and advisory services to companies involved in Financing and Mergers and Acquisition activities. Success fees are recorded at the time the transaction is completed and income is generally stated as a percentage of the investment or transaction.

On occasion, the Company may receive a portion of its fees in equity securities of its clients. These non-cash fees received are recorded at estimated fair value, which may include discounts for required holding periods or other factors. When such equity instruments are received, the assets are distributed to the parent company.

Income Taxes

The Company is classified as a disregarded entity for federal income tax purposes. Therefore, income taxes are the obligation of the member, and are not included in the accompanying financial statements.

NOTE 1 – continued:

Accounts Receivable

The majority of the Company's accounts receivable are due from companies in a variety of industries. Credit is extended on evaluation of a client's financial condition and, generally, collateral is not required. Accounts receivable are due based on the terms of the signed agreement and are stated at amounts due from clients net of an allowance for doubtful accounts, if considered necessary by management. As of December 31, 2010, an allowance of $16,000 was recorded against receivables. Accounts outstanding longer than the contractual payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the Company's previous loss history, the client's current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes-off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to bad debt expense. At its discretion, the Company may assess finance charges on its past due receivables.

The accounts receivable serve as collateral on the Parent's line of credit.

Concentration of Credit Risk -

Accounts maintained at the Company's bank are insured by the Federal Deposit Insurance Corporation (FDIC). The Company routinely maintains bank balances in excess of the FDIC insurance limit.

The Company's customers are located throughout the United States but from time to time may include non-US entities. The Company's transactions are generally denominated in USD, however, on occasion it may enter into an agreement with fees denominated in another currency. The financial statement impact of foreign currency translation adjustments, if any, is not significant.

Use of Estimates –

In preparing the Company's financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates include timing of recognition of consulting and success fees, and valuation of fees received in equity securities of its clients.

NOTE 2 – CASH AND CASH EQUIVALENTS

The company considers amounts due from banks and all highly liquid investments with original maturity of three months or less to be cash equivalents. As of December 31, 2010, the Company had cash in the amount of $2,266,702.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company has a receivable from the Parent totaling $1,036 at December 31, 2010, relating to the payment of certain expenses on behalf of the Parent. The Company also has an expense sharing agreement with the Parent whereby the Parent pays certain expenses which are liabilities of the Parent, but charges the related use of these expenses to the Company. During 2010, the amounts charged to the Company from the Parent totaled $167,928.

The Parent is named in the office lease in which the Company resides. All expenses relating to this lease are recorded monthly by the Company. During 2010, the Company recorded lease expenses, net of sub lease, totaling $408,765.

The Company through its Parent as sponsor, has a 401(k) plan that covers eligible employees. Pursuant to the Plan, the Company may make matching contributions at its discretion. For 2010, no matching contributions to the Plan were made by the Company. The Company recorded $3,610 of expense regarding this Plan during 2010.

NOTE 4 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. The Company is approved to conduct limited securities business under SEC Rule 15c3-1 and therefore has a minimum net capital requirement of the greater of $5,000 or six and two thirds percent (6 2/3%) of aggregate indebtedness. At December 31, 2010, the Company's net capital was $338,344 which was $209,787 in excess of its required net capital of $128,557. The Company's ratio of aggregate indebtedness to net capital was 5.7 to 1.

NOTE 5 - CUSTOMER RESERVE REQUIREMENTS AND POSSESSION AND CONTROL REQUIREMENTS

The Company does not receive or hold client funds or securities and operates pursuant to exemption (k)(2)(i) of SEC Rule 15c3-3.

NOTE 6 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 16, 2011, the date which the financial statements were available to be issued.

CASCADIA CAPITAL, LLC
(A Wholly Owned Subsidiary of Cascadia Capital Holdings, LLC)
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2010

Member's equity		$667,470
Non-allowable assets		
Receivables, net	($201,179)	
Prepaid and other assets	(126,911)	
Intercompany receivable with Parent	(1,036)	(329,126)
Net capital		$338,344
Net Capital Requirement		
Minimum net capital required		$128,557
Excess net capital		$209,787
Excess net capital at 1,000 percent		
(net capital, less 10% of aggregate indebtedness)		$145,508
Ratio of aggregate indebtedness to net capital		5.70 to 1
Aggregate indebtedness		$1,928,358

Note: The computation of net capital under SEC Rule 15c3-1 as of December 31, 2010 computed by Cascadia Capital, LLC in its unaudited Form X-17a-5a, Part IIA, as filed with the Financial Industry Regulatory Authority does not differ materially from the above computation, which is based on information derived from its audited financial statements.

The Company is exempt from providing the schedules entitled "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3".

February 16, 2011

To the Member
Cascadia Capital, LLC

**Report of Independent Certified Public Accountants on Internal Control
Required by SEC Rule 17a-5**

In planning and performing our audit of the financial statements and supplemental schedule of Cascadia Capital, LLC as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute

assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Smith Bunday Berman Britton, P.S.

February 16, 2011

To the Board of Directors of Cascadia Capital, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Cascadia Capital LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Cascadia Capital LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Cascadia Capital LLC's management is responsible for Cascadia Capital LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the Company's general ledger and bank statement, noting no differences;
2. We compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;
3. We compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers which were comprised of detail activity from the Company's general ledger, noting no differences; and,
4. We proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended and should not be used by anyone other than these specified parties.

Smith Bunday Berman Britton, P.S.

12

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended __DECEMBER 31__, 20 __10__
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
052064  FINRA   DEC
CASCADIA CAPITAL LLC    22*22
ATTN: ACCOUNTING
701 5TH AVE STE 2600
SEATTLE WA 98104-1983
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

LISA RHEE, CONTROLLER 206-436-2562

2. A. General Assessment (item 2e from page 2) $ 26,061

   B. Less payment made with SIPC-6 filed (exclude interest) (10,121)

     7-29-10
     Date Paid

   C. Less prior overpayment applied (—)

   D. Assessment balance due or (overpayment) 15,940

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum —

   F. Total assessment balance and interest due (or overpayment carried forward) $ 15,940

   G. PAID WITH THIS FORM:
     Check enclosed, payable to SIPC
     Total (must be same as F above) $ 15,940

   H. Overpayment carried forward $(—)

3 Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CASCADIA CAPITAL, LLC
(Name of Corporation, Partnership or other organization)

Lisa Rhee
(Authorized Signature)

CONTROLLER
(Title)

Dated the 31st day of JANUARY, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
        Postmarked Received Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JAN. 1 , 2010
and ending DEC 31 , 2010
Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 10,491,843

2b. Additions:
    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and
        predecessors not included above   —

    (2) Net loss from principal transactions in securities in trading accounts.   —

    (3) Net loss from principal transactions in commodities in trading accounts.   —

    (4) Interest and dividend expense deducted in determining item 2a.   —

    (5) Net loss from management of or participation in the underwriting or distribution of securities.   —

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net
        profit from management of or participation in underwriting or distribution of securities.   —

    (7) Net loss from securities in investment accounts.   —

            Total additions   —

2c. Deductions:
    (1) Revenues from the distribution of shares of a registered open end investment company or unit
        investment trust, from the sale of variable annuities, from the business of insurance, from investment
        advisory services rendered to registered investment companies or insurance company separate
        accounts, and from transactions in security futures products.   —

    (2) Revenues from commodity transactions.   —

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with
        securities transactions.   —

    (4) Reimbursements for postage in connection with proxy solicitation.   —

    (5) Net gain from securities in investment accounts.   —

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and
        (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less
        from issuance date.   —

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue
        related to the securities business (revenue defined by Section 16(9)(L) of the Act).   ⟨48,144⟩

    (8) Other revenue not related either directly or indirectly to the securities business.
        (See Instruction C):   ⟨19,138⟩
        _____

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13,
            Code 4075 plus line 2b(4) above) but not in excess
            of total interest and dividend income. $ —

        (ii) 40% of margin interest earned on customers securities
             accounts (40% of FOCUS line 5, Code 3960). $ —

            Enter the greater of line (i) or (ii)

            Total deductions   ⟨67,282⟩

2d. SIPC Net Operating Revenues $ 10,424,561

2e. General Assessment @ 0025 $ 26,061
                                                                                      (to page 1, line 2 A.)

2